Exhibit F

                                October 23, 2005



Board of Directors
Goody's Family Clothing, Inc.
400 Goody's Lane
P.O. Box 22000
Knoxville, TN 37933-2000
Attn: Robert M. Goodfriend
      Chairman and Chief Executive Officer

Dear Mr. Goodfriend:

         We are writing to submit this offer for an acquisition of 100% of the capital stock of Goody's Family Clothing, Inc. (the "Company") by entities formed by GMM Capital LLC and Prentice Capital Management, LP, at an all cash price of $8.85 per share, payable to the Company's stockholders. We believe that this offer is clearly superior to the Acquisition Agreement and Agreement and Plan of Merger, dated as of October 7, 2005 (the "Sun Agreement"), by and among GFC Enterprises, Inc., GFC Holding Corp. (collectively, "Sun Capital") and the Company. Our proposal represents a premium of 10.6% over the price being offered by Sun Capital.

         Enclosed please find an Acquisition Agreement and Agreement and Plan of Merger (the "Merger Agreement"), by and among the Company, GF Acquisition Corp. ("Acquisition Corp.") and GF Goods Inc. ("Parent"), a Stock Option Agreement (the "Stock Option Agreement"), by and among the Company, Acquisition Corp. and Parent, and a Support Agreement (the "Support Agreement" and, together with the Merger Agreement and the Stock Option Agreement, the "Agreements"), by and among Acquisition Corp., Parent and certain stockholders of the Company named therein. The enclosed Agreements have been executed by Acquisition Corp. and Parent. The enclosed Agreements, as so executed, constitute an offer to the Company from Acquisition Corp. and Parent to enter into the Merger Agreement in the enclosed form (together with the revised Company Disclosure Schedules (as defined in the Merger Agreement) that we received on October 21, 2005), provided that the Stock Option Agreement and Support Agreement are executed concurrently by the parties thereto in the enclosed forms.

         This offer is conditioned upon the Company notifying Sun Capital in writing by 2:30 am Eastern Time on October 24, 2005 that it intends to terminate the Sun Agreement in order to accept our offer in accordance with the Sun Agreement. Provided that such condition has been satisfied, Parent shall hold this offer open, and such offer shall be irrevocable, until 11:59 pm Eastern Time on October 27, 2005 at which time this offer shall expire; provided, however, that if prior to such time, Sun Capital notifies in writing the Company that it has terminated or taken any other action that would permit the Company to terminate the Sun Agreement, including waiving the Four Day Period (as such term is defined in the Sun Agreement) (a "Sun Notice"), this offer shall be deemed to have expired if it has not been accepted by the Company at the earliest practicable time after the Company's receipt of a Sun Notice. Acquisition Corp. and Parent hereby acknowledge that this offer letter will be taken into account in the Company's determination that the "Acquisition Proposal" of Acquisition Corp. and Parent constitutes a "Superior Proposal," as such terms are defined in the Sun Agreement. Acquisition Corp. and Parent further acknowledge that the Company's determination that the Acquisition Proposal is a Superior Proposal shall constitute good, valuable and adequate consideration for their offer pursuant to this letter.



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Goody's Family Clothing, Inc.
October 23, 2005
Page 2


         As we have previously indicated, our offer is not subject to any financing or due diligence condition. GMM and Prentice have executed the attached commitment letter to provide the full amount of funding necessary to pay the purchase price for the acquisition. In addition, we do not anticipate any difficulty in obtaining antitrust approval in connection with the transaction.

         We were very impressed with the Company's management team and our intention is to continue the employment of substantially all of the Company's employees with the Company. In addition, we confirm our intention to maintain the Company's headquarters in Knoxville, Tennessee following the closing of our transaction.

         The Company may accept our offer by returning executed counterpart signature pages of each of the Agreements to Parent by hand or by mail to Isaac Dabah c/o GMM Capital LLC, 689 Fifth Avenue, 14th Floor, New York, NY 10022, or to Michael Zimmerman c/o Prentice Capital Management, LP, 623 Fifth Avenue, 32nd Floor, New York, NY 10022, by facsimile to Isaac Dabah at (212) 688-8268 or to Michael Zimmerman at (212) 756-1480, or by electronic transmission to idabah@gmmcapital.com or michaelz@prenticecapital.com prior to the expiration of our offer. If the Company accepts our offer prior to its expiration, the Agreements shall be dated the date of such acceptance. If the Company does not accept our offer prior to its expiration, then the provisions of this letter and the enclosed Agreements shall be null and void.

         Acquisition Corp. and Parent hereby acknowledge that (a) the terms of the Sun Agreement prohibit the Company from entering into the Agreements at this time, (b) neither Acquisition Corp. nor Parent has entered into any agreement with the Company, whether orally or in writing, regarding the transactions contemplated by the Agreements (other than the confidentiality agreement dated as of October 12, 2005 by and among the Company, GMM and Prentice (the "Confidentiality Agreement")) and (c) therefore, if the Company does not accept the offer set forth herein, neither the Company, on the one hand, nor Acquisition Corp. or Parent, on the other hand, shall be subject to any agreement regarding the transactions contemplated by the Merger Agreement (other than the Confidentiality Agreement).

                                           Sincerely,

                                           GF ACQUISITION CORP.

                                           /s/ Isaac Dabah
                                           -----------------------------------
                                           Name: Isaac Dabah
                                           Title: Chief Executive Officer


                                           GF GOODS INC.

                                           /s/ Isaac Dabah
                                           -----------------------------------
                                           Name: Isaac Dabah
                                           Title: Chief Executive Officer